SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             FORM S-2

      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

              THE TRAVELERS LIFE AND ANNUITY COMPANY
                                and
                  THE TRAVELERS INSURANCE COMPANY

      (Exact name of registrant as specified in its charter)

                            CONNECTICUT
  (State or other jurisdiction of incorporation or organization)

        I.R.S. Employer Identification Number:  06-0904249
        I.R.S. Employer Identification Number:  06-0555090

     One Tower Square, Hartford, Connecticut  06183  (203) 277-0111

(Address, including Zip Code, and Telephone Number, including Area Code,of Registrant's Principal Executive Offices)

                         Ernest J. Wright
              The Travelers Life and Annuity Company
                  The Travelers Insurance Company
                         One Tower Square
                   Hartford, Connecticut  06183
                          (203) 277-4345
     (Name, Address, including Zip Code, and Telephone number, including Area Code of Agent for Service)

Approximate  date of commencement of proposed sale to the  public:
The annuities covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. X
- ---------

If the Registrant elects to deliver its latest Annual Report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.

- ---------

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
__________________________________________________________________


Title of Each Class of                                                    Proposed
Securities to be         Amount to be          Proposed Maximum           Maximum Aggregate      Amount of
Registered               Registered            Offering Price Per Unit    Offering Price*        Registration Fee


Modified Guaranteed      Not Applicable*       Not Applicable*            $100,000,000*          $34,482.76*
Annuity Contracts


Limited Guarantee        Not Applicable*       Not Applicable*                                        **

* The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per unit are not applicable in that these contracts are not issued in predetermined amounts or units.
** No separate fee is required for the Limited Guarantee, under Rule 457(n) of the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                              PART I

                INFORMATION REQUIRED IN PROSPECTUS

              THE TRAVELERS LIFE AND ANNUITY COMPANY
                  THE TRAVELERS INSURANCE COMPANY

   Cross Reference Sheet Pursuant to Regulation S-K, Item 501(b)

  Item
   No.     Form S-2 Caption                  Heading in Prospectus

   1. Forepart  of the Registration           Outside Front Cover Page of Registration
      Statement and Outside Front             Statement and Prospectus
      Cover Page of Prospectus

   2. Inside Front and Outside Back           Available Information; Incorporation of
      Cover Pages of Prospectus               Certain Documents by Reference;
                                              Table of Contents

   3. Summary Information, Risk               Prospectus Summary; Outside Front
      Factors and Ratio of Earnings           Cover Page
      to Fixed Charges

   4. Use of Proceeds                         Investments by the Company

   5. Determination of Offering Price         Not Applicable

   6. Dilution                                Not Applicable

   7. Selling Security Holders                Not Applicable

   8. Plan of Distribution                    Distribution  of the Contract

   9. Description  of Securities              Outside Front Cover Page of Prospectus;
      to be Registered                        Description of Contracts; Limited Guarantee

  10. Interests of Named Experts              Not Applicable
      and Counsel

  11. Information with Respect to             Outside  Front Cover Page; Incorporated
      the Registrant                          by Reference to Form  10-K; Description of
                                              The Travelers Life and Annuity Company

  12. Incorporation of Certain                Incorporation of Certain Documents by
      Information by Reference                Reference

  13. Disclosure of Commission                Not Applicable
      Position on Indemnification
      for Securities Act Liabilities



                               PROSPECTUS

                    THE TRAVELERS LIFE AND ANNUITY COMPANY
                      THE TRAVELERS INSURANCE COMPANY
                              ONE TOWER SQUARE
                        HARTFORD, CONNECTICUT  06183
                                     TTM
                         TRAVELERS TARGET MATURITY
                     MODIFIED GUARANTEED ANNUITY CONTRACT

This Prospectus describes $100 million in participating interests in individual and group deferred annuity contracts issued by The Travelers Life and Annuity Company (the"Company").
They are designed to offer retirement programs to eligible individuals. With respect to the group Contract, eligible individuals include persons who have established accounts with certain broker-dealers that have entered into a participation agreement to offer interests in the Contract, and members of other eligible groups.
(See"Distribution of the Contracts," page 10.) An individual deferred annuity contract is offered in certain states and through certain trusts. Certain Qualified Plans may also purchase the Contract. (See Appendix A.)

Participation by an individual in a group Contract will be separately accounted for by the issuance of a certificate evidencing the individual's interest under the Contract.
Participation in an individual Contract is evidenced by the issuance of an individual annuity Contract. A group
Contract will be issued under certain circumstances.  (See
Appendix A.)  The certificate, group and individual annuity
Contract are hereafter collectively referred to as the "Contract."

A minimum single Purchase Payment of at least $5,000 must accompany the application or purchase order for a Contract.
Prior approval by the Company is necessary for Purchase
Payments in excess of $1,000,000. No additional payments are permitted to be made under a Contract, although eligible individuals may purchase more than one Contract. (See "Description of the Contracts--Application and Purchase Payment," page 2.)

Purchase Payments become part of the general assets of the Company. The Company intends generally to invest funds received in relation to the Contracts in fixed income securities, including public and privately placed bonds, and mortgages. (See "Investments by the Company," page 9.)

The Travelers Insurance Company ("Travelers
Insurance") has entered into an agreement, a Limited
Guarantee, with the Company whereby Travelers Insurance has agreed to guarantee the Contracts described in this Prospectus as to principal and interest. (See "Limited
Guarantee," page 15.)

UPON A SUBSEQUENT GUARANTEE PERIOD, THE GUARANTEED INTEREST
RATE WILL BE DECLARED BY THE COMPANY BASED ON VARIOUS
FACTORS.  IT MAY BE HIGHER OR LOWER THAN THE PREVIOUS
GUARANTEED INTEREST RATE. (See "Guarantee Periods," page 2) and "Establishment of Guaranteed Interest Rates," page 4.)

THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE TRAVELERS
INSURANCE COMPANY LATEST ANNUAL REPORT ON FORM 10-K, WHICH
CONTAINS ADDITIONAL INFORMATION ABOUT THE TRAVELERS
INSURANCE COMPANY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT
DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR
ARE THEY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL
RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.




           The date of this Prospectus is __________________.

                            TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS                             GLOSSARY - 1

PROSPECTUS SUMMARY                                     SUMMARY - 1

THE INSURANCE COMPANY                                            1

AVAILABLE INFORMATION                                            1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                  1

DESCRIPTION OF THE CONTRACTS                                     2

Application and Purchase Payment                                 2

Right to Cancel                                                  2

ACCUMULATION PERIOD                                              2

Guarantee Periods                                                2

ESTABLISHMENT OF GUARANTEED INTEREST RATES                       4

SURRENDERS                                                       4

General                                                          4

Surrender Charge                                                 4

Market Value Adjustment                                          5

Special Surrenders                                               5

Waiver of Surrender Charge                                       5

Reduction or Elimination of Surrender Charges                    6

Guarantee Period Exchange Option                                 6

Premium Taxes                                                    6

DEATH BENEFIT                                                    6

PAYMENT UPON FULL OR PARTIAL SURRENDER                           7

ANNUITY PERIOD                                                   7

Election of Annuity Commencement Date and Form of Annuity        7

Change of Annuity Commencement Date or Annuity Option            7

Annuity Options                                                  8

Annuity Payment                                                  8

Death of Annuitant After Annuity Commencement Date               9

INVESTMENTS BY THE COMPANY                                       9

AMENDMENT OF THE CONTRACT                                        9

ASSIGNMENT OF THE CONTRACT                                       9

DISTRIBUTION OF THE CONTRACTS                                   10

FEDERAL TAX CONSIDERATIONS                                      10

General                                                         10

Section 403(b) Plans and Arrangements                           10

Qualified Pension and Profit-Sharing Plans                      11

Individual Retirement Annuities                                 11

Section 457 Plans                                               11

Nonqualified Annuities                                          12

Federal Income Tax Withholding                                  12

Tax Advice                                                      13

LEGAL OPINION                                                   14

INDEPENDENT ACCOUNTANTS                                         14

THE TRAVELERS LIFE AND ANNUITY COMPANY                          14

Business                                                        14

Selected Financial Data                                         14

LIMITED GUARANTEE                                               15

APPENDIX A                                                      16

Modified Guaranteed Annuity for Qualified Plans                 16

APPENDIX B                                                      17

                     GLOSSARY OF SPECIAL TERMS
In this Prospectus the following terms have the indicated meanings:

ACCOUNT VALUE -- The Purchase Payment plus all interest earned, minus all surrenders, surrender charges and applicable premium taxes previously deducted.
ANNUITANT -- The person upon whose life the Contract is issued.
ANNUITY COMMENCEMENT DATE -- The date on which annuity payments are to start. The date may be designated in the Contract or elected by the Owner.
BENEFICIARY -- The person entitled to receive benefits pursuant to the terms of the Contract in case of the death of the Annuitant or the Owner, or joint Owner, as applicable.
CASH SURRENDER VALUE -- The Cash Value less surrender charges and any applicable premium tax.
CASH VALUE  -- The Account Value at the end of a Guarantee
Period or the Market Adjusted Value before the end of a Guarantee Period.
COMPANY (WE, US, OUR) -- The Travelers Life and Annuity Company. CONTINGENT ANNUITANT -- The person named prior to the Contract Date by the Owner who, upon the Annuitant's death (prior to the Annuity Commencement Date) becomes the Annuitant. All rights and benefits provided by the Contract then continue to be in effect. Applicable to non-tax qualified Contracts only.
CONTRACT -- For a group Contract, the certificate evidencing a participating interest in the group annuity
Contract. Any reference in this Prospectus to Contract includes the underlying group annuity Contract. For an individual Contract, the individual annuity Contract.
CONTRACT DATE -- The effective date of participation under the group annuity Contract as designated in the certificate, or the date of issue of an individual annuity Contract.
CONTRACT YEAR -- A continuous twelve-month period commencing on the Contract Date and each anniversary thereof.
GUARANTEE PERIOD -- The period for which either an initial or subsequent Guaranteed Interest Rate is credited.
GUARANTEED INTEREST RATE -- The annual effective interest rate credited during the Guarantee Period.
HOME OFFICE  -- The principal executive offices of The
Travelers Life and Annuity Company located at One Tower
Square, Hartford, Connecticut 06183 (Attention: Annuity
Services).
MARKET VALUE ADJUSTMENT -- The Market Value Adjustment reflects the relationship, at the time of surrender, between the then-current Guaranteed Interest Rate for a Guarantee Period equal to the duration left in your Guarantee Period, and the Guaranteed Interest Rate that applies to your Contract.
MATURITY VALUE -- The accumulated value of a Purchase Payment at the Guaranteed Interest Rate at the end of the Guarantee
Period selected, minus all surrenders, surrender charges and premium taxes previously deducted.
OWNER (YOU, YOURS) -- For an individual Contract, the person or entity to whom the individual Contract is issued. Joint
Owners, who share in ownership rights and any benefits or payments, may be named in non-tax qualified Contracts. For a group Contract, the person or entity to whom the certificate under a group annuity Contract is issued.
PURCHASE PAYMENT -- The premium payment applied to the Contract less premium taxes if applicable.

                     PROSPECTUS SUMMARY

The Travelers Life and Annuity Company ("Company"), an indirect wholly owned subsidiary of The Travelers Inc., is offering individual and group modified guaranteed annuity contracts to eligible individuals.

Upon application or purchase order, you select an initial
Guarantee Period from among those available from the Company. Interest on the Purchase Payment is credited on a daily basis and this compounding effect is reflected in the Guaranteed Interest Rate. (See "Accumulation
Period--Guarantee Periods," page 2 and "Establishment of Guaranteed Interest Rates," page 4.)

At the end of each Guarantee Period, a subsequent Guarantee Period of one year will begin unless, within the thirty-day period prior to the end of the Guarantee Period, you elect a different duration from among those offered by us at that time.

The Account Value as of the first day of each subsequent
Guarantee Period will earn interest at the subsequent
Guaranteed Interest Rate.  THE COMPANY WILL MAKE THE FINAL
DETERMINATION AS TO GUARANTEED INTEREST RATES TO BE
DECLARED.  WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE
GUARANTEED INTEREST RATES.  (See "Accumulation
Period--Guarantee Periods," page 2 and
"Establishment of Guaranteed Interest Rates," page 4.)

Subject to certain restrictions, full and partial surrenders are permitted. However, such surrenders may be subject to a surrender charge and/or a Market Value Adjustment. A full or partial surrender made prior to the end of a Guarantee Period will be subject to a Market Value Adjustment. Except as described below, the surrender charge will be deducted from any surrender made before the end of the seventh Contract Year. The surrender charge will be equal to seven percent of the amount surrendered in the first Contract Year, and will be reduced by one percentage point for each of the next six Contract Years. A REQUEST FOR SURRENDER AT THE END OF A GUARANTEE PERIOD MUST BE RECEIVED IN WRITING WITHIN 30 DAYS PRECEDING THE END OF THE GUARANTEE PERIOD. A MARKET VALUE ADJUSTMENT WILL NOT BE APPLIED.

No surrender charge will apply for full or partial surrenders taken: (1) at the end of an initial Guarantee
Period of at least three years, or (2) at the end of any other Guarantee Period provided the surrender occurs on or after the fifth Contract Year. We will waive surrender charges in certain instances. (See "Surrenders--Waiver of Surrender Charge," page 5.) For Section 403(b) or other qualified plan participants, surrenders may be subject to restrictions. (See "Federal Tax Considerations," page 10.)

In addition, we will send you any interest that has been credited during the prior Contract Year if you so request in writing. No surrender charge or Market Value Adjustment will be imposed on such interest payments; however, all applicable premium taxes will be deducted. Any such surrender may also be subject to federal and state taxes.
(See "Surrenders," page 4 and "Federal Tax Considerations," page
10.)

The Market Value Adjustment reflects the relationship between the then current Guaranteed Interest Rate for the duration remaining in the Guarantee Period at the time of surrender and the Guaranteed Interest Rate that applies to your Contract. Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments to be made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Value Adjustment is sensitive, therefore, to changes in interest rates. It is possible that the amount you receive upon surrender may be less than your original Purchase Payment if interest rates increase.
It is also possible that if interest rates decrease, the amount you receive upon surrender may be more than your original Purchase Payment plus accrued interest.

We may defer payment of any surrender for a period not exceeding six months from the date of our receipt of your written notice of surrender or the period permitted by state insurance law, if less, but such a deferral of payment will be for a period greater than thirty days only under highly unusual circumstances. Interest of at least 3 1/2% per annum will be paid on any amounts deferred for more than 30 days if the Company chooses to exercise this deferral right. (See "Payment Upon Full or Partial Surrender," page 7.)

On the Annuity Commencement Date specified by you, the Company will make either a lump-sum payment or start to pay a series of payments based on the Annuity Options you select. (See "Annuity Period," page 7.)

The Contract provides for a death benefit. If the Annuitant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, or if the Owner dies before the Annuity Commencement Date with the Annuitant surviving, the death benefit will be payable to the Beneficiary. For Contracts that are not tax-qualified, the party receiving distributions upon the death of the Owner before the Annuity Commencement Date with the Annuitant surviving may be either the surviving joint Owner or the Beneficiary depending upon all the circumstances and terms of the Contract. The death benefit is calculated as of the date we receive written notification of due proof of death at the Company's Home Office. The death benefit will equal the Account Value. (See "Death Benefit," page 6.)

On any Contract subject to premium tax, the Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract. (See
"Surrenders--Premium Taxes," page 6.)

Certain changes and elections must be made in writing to the Company. Where the term "in writing" is used, it means that written information must be sent to the Company's
Home Office in a form and content satisfactory to the Company.

                  THE INSURANCE COMPANY

The Travelers Life and Annuity Company (the
"Company") is a wholly owned subsidiary of The
Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by The Travelers Inc.
The Company is a stock insurance company chartered in 1973 in the State of Connecticut and has been continuously engaged in the insurance business since that time. The
Company is licensed to conduct a life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York.
The principal executive offices of both the Company and Travelers Insurance are located at One Tower Square,
Hartford, Connecticut 06183, telephone number (203)
277-0111.

                    AVAILABLE INFORMATION

Travelers Insurance is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Under the Securities Act of 1933, the Company and Travelers Insurance have filed with the Commission a registration statement (the "Registration Statement") relating to the Contracts offered by this Prospectus and the related Limited Guarantee. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company, Travelers Insurance and the Contracts and related Limited Guarantee. The Registration Statement and the exhibits may be inspected and copied as described above. Neither the Company nor Travelers Insurance plans to furnish annual reports containing financial information to the owners of contracts or certificates described in this Prospectus.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Annual Report on Form 10-K for the year ended December
31, 1994 and the Current Report on Form 8-K dated January 3,
1995, heretofore filed by Travelers Insurance with the Commission under the 1934 Act, are incorporated by reference in this Prospectus and the 10-K must accompany this Prospectus.

If requested, the Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, a copy of any of the documents referred to above which has been incorporated by reference in the Prospectus, other than exhibits to any such document (unless such exhibits are specifically incorporated by reference in such document). Any such requests should be directed to The Travelers Life and Annuity Company, One Tower Square, Hartford, Connecticut 06183-5030, Attention: Annuity Services. The telephone number is (203) 277-0111.

                   DESCRIPTION OF THE CONTRACTS

APPLICATION AND PURCHASE PAYMENT

To apply for a Contract, you must complete an application form or an order to purchase. The application must be submitted to the Company's Home Office for approval. Your
Purchase Payment must accompany the application or order to purchase in order for the Contract to become effective.

The minimum Purchase Payment is $5,000. The Company retains the right to limit the amount of the maximum Purchase
Payment to $1,000,000 without prior approval.

On the date we receive your Purchase Payment, it becomes part of our general assets and is credited to an account we establish for you. We then issue a Contract and confirm the Purchase Payment in writing. You may not contribute additional Purchase Payments to the Contract in the future. You may, however, purchase additional Contracts at the then-effective interest rates.

In the event that your application or order to purchase is not properly completed, we will attempt to contact your agent or broker by telephone. We will return an improperly completed application, along with the corresponding Purchase Payment, within ten days after we receive it, if the application or order to purchase has not been properly completed by that time.

RIGHT TO CANCEL

State law may afford the right to cancel a Contract for a certain period of time after receipt of the Contract and may allow a refund of the Purchase Payment.

                           ACCUMULATION PERIOD

GUARANTEE PERIODS

Upon application, you will select the duration of the Guarantee Period and corresponding Guaranteed Interest Rate from among those offered by us. Your Purchase Payment will earn interest at the Guaranteed Interest Rate during the entire Guarantee Period. All interest earned will be credited daily; this compounding effect is reflected in the Guaranteed Interest Rate.

The following example is an illustration of how interest will be credited to your Account Value during each Guarantee
Period. For the purpose of this example we have made the assumptions indicated.

NOTE: THE FOLLOWING EXAMPLE ASSUMES NO
SURRENDERS, DEDUCTIONS FOR PREMIUM TAXES, OR PRE-AUTHORIZED PAYMENT OF INTEREST DURING THE ENTIRE FIVE-YEAR PERIOD. A
MARKET VALUE ADJUSTMENT OR SURRENDER CHARGE MAY APPLY TO ANY
SUCH INTERIM SURRENDER (SEE "SURRENDERS," PAGE 4). THE HYPOTHETICAL GUARANTEED INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE GUARANTEED INTEREST RATES TO BE DECLARED UNDER THE CONTRACT. ACTUAL GUARANTEED INTEREST RATES DECLARED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

     EXAMPLE OF COMPOUNDING AT THE GUARANTEED INTEREST RATE
               Beginning Account Value:   $50,000
                      Guarantee Period:   5 years
               Guarantee Interest Rate:   5.50% per annum

                                                               End of Contract Year
- ---------------------------------------------------------------------------------------------
                                     Year 1    Year 2      Year 3        Year 4        Year 5
- ---------------------------------------------------------------------------------------------

Beginning Account Value          $50,000.00
X (1 + Guaranteed Interest Rate)      1.055
                                 ----------
                                 $52,750.00
                                 ----------
                                 ----------
Account Value at end
of Contract Year 1                          $52,750.00
X (1 + Guaranteed Interest Rate)                 1.055
                                            ----------
                                            $55,651.25
                                            ----------
                                            ----------
Account Value at end
of Contract Year 2                                      $55,651.25
X (1 + Guaranteed Interest Rate)                             1.055
                                                        ----------
                                                        $58,712.07
                                                        ----------
                                                        ----------
Account Value at end
of Contract Year 3                                                   $58,712.07
X (1 + Guaranteed Interest Rate)                                          1.055
                                                                     ----------
                                                                     $61,941.23
                                                                     ----------
                                                                     ----------
Account Value at end
of Contract Year 4                                                                $61,941.23
X (1 + Guaranteed Interest Rate)                                                       1.055
                                                                                  ----------
                                                                                  $65,348.00
                                                                                  ----------
                                                                                  ----------
Account Value at end of Guarantee Period
(i.e. Maturity Value)                                                             $65,348.00
                                                                                  ----------
                                                                                  ----------
Total Interest Credited in Guarantee Period --   $65,348.00 - 50,000.00 = $15,348.00
Account Value at end of Guarantee Period --      $50,000.00 + 15,348.00 = $65,348.00


At the end of any Guarantee Period, a subsequent Guarantee Period will begin. The Account Value at the beginning of any subsequent Guarantee Period will equal the Account Value at the end of the Guarantee Period just ending. This Account Value will earn interest at the subsequent Guaranteed Interest Rate. We will notify you in writing about selecting a subsequent Guarantee Period before maturity. This written notification will not specify the then current Guaranteed Interest Rates. You may elect, during the 30-day period before the end of the then-current Guarantee Period, a Guarantee Period of a duration available at that time. The election may be made by notifying us in writing or by telephone.

If no election is made, we will automatically transfer the Account Value into a one-year Guarantee Period. At any time during that year, you may elect to transfer from your current automatic one-year Guarantee Period into another Guarantee Period of a different duration. No Market Value Adjustment, transfer or surrender charge will be applied. Surrender charges will continue to be based on time elapsed from the original Contract Date.

In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect. For example, if you are age 72 upon the expiration of a Guarantee Period and you have chosen age 75 as an Annuity Commencement Date, we will provide a three-year Guarantee Period to equal the number of years remaining before your Annuity Commencement
Date. Your Account Value will then earn interest at a Guaranteed Interest Rate that we have declared for that duration.

We will notify you of any subsequent Guaranteed Interest
Rate applicable to your Contract. You may also contact us to inquire about subsequent Guaranteed Interest Rates.

            ESTABLISHMENT OF GUARANTEED INTEREST RATES

You will know the Guaranteed Interest Rate for the Guarantee Period you choose at the time you purchase your Contract, and we will send you a confirmation that will show the amount of your Purchase Payment and the applicable Guaranteed Interest Rate. After the end of each calendar year, we will send you a statement that will show (a) your Account Value as of the end of the preceding year, (b) all transactions regarding your Contract during the year, (c) your Account Value at the end of the current year, and (d) the Guaranteed Interest Rate being credited to your Contract.

The Company has no specific formula for determining
Guaranteed Interest Rates in the future.  The Guaranteed
Interest Rates will be declared from time to time as market conditions dictate. (See "Investments by the Company," page 9.) In addition, the Company may also consider various other factors in determining Guaranteed Interest Rates for a given period, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors.

THE COMPANY WILL MAKE THE FINAL DETERMINATION AS TO
GUARANTEED INTEREST RATES TO BE DECLARED.  WE CANNOT PREDICT
NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES.

                          SURRENDERS

GENERAL

The Company will permit full and partial surrenders of the Contract at any time, subject to surrender charges described below. In the case of all surrenders, the Cash Value and Maturity Value will be reduced.

Upon request, the Company will inform you of the amount payable upon a full or partial surrender. Any full, partial or special surrender may be subject to tax. (See
"Federal Tax Considerations," page 10.)

For Participants in Section 403(b) tax-deferred annuity plans, a cash surrender may not be made from certain amounts prior to the earliest of age 59 1/2>, separation from service, death, disability or hardship. (See "Federal
Tax Considerations--Section 403(b) Plans and
Arrangements," page 10.)

SURRENDER CHARGE

There are no sales charges deducted from a Purchase Payment when it is received. However, a surrender charge may be assessed on surrenders made before the end of the seventh
Contract Year. The surrender charge is computed as a percentage of the Cash Value (or portion thereof) being surrendered. The chart below indicates the percentage charge applied during the specified Contract Year:

        Contract Year                  Charges as a Percentage of
     in which Surrender is made               Cash Value
     --------------------------        --------------------------
                   1                            7%
                   2                            6%
                   3                            5%
                   4                            4%
                   5                            3%
                   6                            2%
                   7                            1%
               Thereafter                       0%

No surrender charge will be made for surrender dates after Contract Year 7 or certain surrenders effective at the end of a Guarantee Period. (See "Special Surrenders," below.)

MARKET VALUE ADJUSTMENT

The amount payable on a full or partial surrender made prior to the end of any Guarantee Period may be adjusted up or down by the application of the Market Value Adjustment.

The Market Value Adjustment reflects, at the time of surrender, the relationship between the then-current
Guaranteed Interest Rate for a Guarantee Period equal to the duration left in your Guarantee Period, and the Guaranteed
Interest Rate that applies to your Contract.

Generally, if your Guaranteed Interest Rate is lower than the applicable current Guaranteed Interest Rate, then the application of the Market Value Adjustment will result in a lower payment upon surrender. Conversely, if your Guaranteed Interest Rate is higher than the applicable current Guaranteed Interest Rate, the application of the Market Value Adjustment will result in a higher payment upon surrender.

For example, assume you purchase a Contract and select an initial Guarantee Period of ten years which has a Guaranteed Interest Rate of 8% per annum. Assume at the end of seven years you make a partial surrender. If the current three-year Guaranteed Interest Rate is then 6%, the amount payable upon partial surrender will increase after the application of the Market Value Adjustment. On the other hand, if the current three-year Guaranteed Interest Rate is higher than your 8% Guaranteed Interest Rate, for example, 10%, the application of the Market Value Adjustment will decrease the amount payable to you upon this partial surrender.

Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Adjusted Value is sensitive, therefore, to changes in current interest rates. It is possible that the amount you receive upon surrender would be less than the original Purchase Payment if interest rates increase. It is also possible that if interest rates decrease, the amount you receive upon surrender may be more than the original Purchase Payment plus accrued interest.

The formula for calculating the Market Value Adjustment is set forth in Appendix B to this Prospectus, which also contains an additional illustration of the application of the Market Value Adjustment.

SPECIAL SURRENDERS

No surrender charge or Market Value Adjustment will apply for full or partial surrenders taken: 1) at the end of an Initial Guarantee Period of at least three years in duration; or 2) at the end of any other Guarantee Period provided the surrender occurs on or after the fifth Contract Year. However, Guarantee Periods initiated through the Guaranteed Period Exchange Option will be subject to the surrender charges based on the original Contract Date. (See "Guarantee Period Exchange Option," page 6.)

No surrender charges will be assessed upon the application of your Account Value to elect an annuity option on the Annuity Commencement Date (except if the Fifth Option is elected within the First Contract Year). A Market Value
Adjustment will be applied if the Annuity Commencement Date is not at the end of a Guarantee Period. To elect an annuity option, you must notify us at least thirty days before your Annuity Commencement Date.

In addition, we will send you any interest that has been credited during the prior Contract Year if you so request in writing. No surrender charge or Market Value Adjustment will be imposed on such interest payments. Any such surrender may, however, be subject to federal or state taxes.

WAIVER OF SURRENDER CHARGE

The surrender charge may be waived if:
(a) distributions are applied to any one of the annuity options (except if the Fifth Option is elected within the first Contract Year);
(b) you become disabled (as defined by the Internal Revenue Code ("Code") Section 72(m)(7)) subsequent to purchase of the Contract;

(c) the Owner or Annuitant dies and
payment of a death benefit is made to the Beneficiary;
(d) as a participant under a tax-deferred annuity plan (Section 403(b) plan), you retire after age 55 and the Contract has been in force for at least five years, provided that the payment is made directly to the Owner;
(e) as Owner of an IRA, you reach age 70 1/2, and the Contract has been in force for at least five years;
(f) as a participant under a qualified pension or profit sharing plan, including a 401(k) plan, you retire at or after age 59 1/2 and the Contract has been in force for at least five years, or if refunds are made under any such plan to satisfy the anti-discrimination test; or
(g) as a participant under a Section 457 deferred compensation plan, you retire and the Contract has been in force for at least five years, or if a financial hardship or disability withdrawal as defined by the Code has been allowed by the plan administrator.

REDUCTION OR ELIMINATION OF SURRENDER CHARGES

The amount of the surrender charge and duration that may be assessed on a Contract may be reduced or eliminated when sales of Contracts are made to persons in certain employee or professional purchase arrangements in such a manner that results in savings or reductions of sales and distribution expenses. Any such reduction in the surrender charge will be based on the size and type of groups to which sales are made (the sales and distribution expenses for a larger group are generally less than for a smaller group), and any prior or existing relationship with the Company.

There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales and distribution expenses. In no event will reductions or elimination of the surrender charge and its duration be permitted where such reductions or elimination would be unfairly discriminatory to any person.

GUARANTEE PERIOD EXCHANGE OPTION

Once each Contract Year after the first year, you may elect to transfer from your current Guarantee Period into a new Guarantee Period of a different duration and at the then-current Guaranteed Interest Rate. A Market Value Adjustment will be applied to your current Account Value at the time of transfer. There will be no surrender charge for this exchange. However, surrender charges will continue to be based on time elapsed from the original Contract Date.
We reserve the right to charge a fee of up to $50 for such transfers, but do not impose a transfer charge as of the date of this Prospectus.

PREMIUM TAXES

Certain state and local governments impose premium taxes. These taxes currently range from 0.5% to 5.0%, depending upon jurisdiction. The Company, in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract, but no earlier than when the Company has a tax liability under state law.

                        DEATH BENEFIT

A death benefit is payable to the Beneficiary upon the death of the Annuitant prior to the Annuity Commencement Date with no contingent Annuitant surviving. The death benefit will equal the Account Value, and will be calculated as of the date we receive written notification of due proof of death at the Company's

Home Office. A Beneficiary may request that a death benefit payable under the Contract be applied to one of the annuity options available under the Contract, subject to the contract provisions.

In addition, for non-tax qualified contracts, if the Owner dies (including the first of joint owners) before the Annuity Commencement Date with the Annuitant surviving, and if a distribution is made as a result of such death, as required by the Code's minimum distribution rules, the value of the death benefit will be credited to the individual(s) taking distributions upon death of the Owner. The individual(s) will generally be the surviving joint owner or the Beneficiary in accordance with all the circumstances and the terms of the Contract. The individual(s) may differ from the Beneficiary who was named by the Owner in a written request and who would receive any remaining contractual benefits upon the death of the Annuitant. The individual(s) may be paid in a single lump sum, or by other options, but should take distributions as required by the Code's minimum distribution rules. If the Owner's spouse is the surviving joint owner or Beneficiary, the spouse may elect to continue the Contract as owner in lieu of taking a distribution under the Contract.

               PAYMENT UPON FULL OR PARTIAL SURRENDER

We may defer payment of any surrender for a period not exceeding six months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under highly unusual circumstances will we defer a surrender payment more than thirty days, and if we defer payment for more than thirty days, we will pay interest of at least 3.5% per annum on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis.

                         ANNUITY PERIOD
ELECTION OF ANNUITY COMMENCEMENT DATE AND FORM OF ANNUITY

When you apply for or complete a purchase order for a Contract, you may select an Annuity Commencement Date. If no date is elected, for nonqualified Contracts, the automatic default age is 95. For qualified Contracts, the automatic default age is 70 1/2. Within thirty days prior to your Annuity Commencement Date, you may elect to have all or a portion of your Cash Value paid in a lump sum on your Annuity Commencement Date. Alternatively, you may elect, at least thirty days prior to the Annuity Commencement Date, to have your Cash Value or a portion thereof (less applicable premium taxes, if any) distributed under any of the Annuity Options described below. In the absence of such an election, for nonqualified Contracts, the Cash Value will be applied on the Annuity Commencement Date under the Second Option to provide a life annuity with 120 monthly payments certain. For qualified Contracts, the Cash Value will be applied to the Fourth Option, to provide a Joint and Last Survivor Life Annuity. This Contract may not be surrendered after the commencement of annuity payments, except with respect to the Sixth Option.

CHANGE OF ANNUITY COMMENCEMENT DATE OR ANNUITY OPTION

You may change the Annuity Commencement Date at any time as long as such change is made in writing and is received by us at least thirty days prior to the scheduled Annuity
Commencement Date. Once an Annuity Option has begun, it may not be changed.

ANNUITY OPTIONS

Any one of the following Annuity Options may be elected.
Annuity payments may be available on a monthly, quarterly, semiannual or annual basis. The minimum amount that may be applied to Annuity Options is $2,000 unless we consent to a smaller amount.

FIRST OPTION - LIFE ANNUITY: An annuity payable during the lifetime of the Annuitant, ceasing with the last payment prior to the Annuitant's death. Upon the death of the Annuitant, no additional annuity payments will be made.

SECOND OPTION - LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY
PAYMENTS CERTAIN: An annuity providing income to the Annuitant for a guaranteed period of 120 months, 180 months, or 240 months (as selected), and for as long thereafter as the Annuitant lives.

THIRD OPTION - CASH REFUND LIFE ANNUITY: An annuity payable during the lifetime of the Annuitant. Upon the death of the Annuitant, the Beneficiary will receive a payment equal to the Cash Value applied to this option on the Annuity
Commencement Date minus the dollar amount of annuity payments already paid.

FOURTH OPTION - JOINT AND LAST SURVIVOR LIFE ANNUITY: An annuity payable during the lifetimes of the Annuitant and a designated second person, ceasing with the last payment prior to the death of the survivor. Upon the death of the last survivor, no additional annuity payments will be made.

FIFTH OPTION - PAYMENTS FOR A DESIGNATED PERIOD: An amount payable for the guaranteed number of years selected which may be from five to thirty years.

SIXTH OPTION - ANNUITY PROCEEDS SETTLEMENT OPTION: Proceeds from the Death Benefit may be left with the Company for a period not to exceed five years from the date of the Owner's or Annuitant's death prior to the Annuity Commencement Date. The proceeds will remain in the same Guarantee Period and continue to earn the same Guaranteed Interest Rate as at the time of death. If the Guarantee Period ends before the end of the five-year period, the Beneficiary may elect a new Guarantee Period with a duration closest to but not to exceed the time remaining in the period of five years from the date of the Owner's or Annuitant's death. Full or partial surrenders may be made at any time. In the event of surrenders, the remaining Cash Value will equal the proceeds left with the Company, minus any surrenders and applicable premium tax, plus any interest earned. A Market Value Adjustment will be applied to all surrenders except those occurring at the end of a Guarantee Period.

The Tables in the Contract reflect guaranteed dollar amounts of monthly payments for each $1,000 applied under the first five Annuity Options listed above. Under the First, Second or Third Options, the amount of each payment will depend upon the age (and, for nonqualified Contracts, sex) of the Annuitant at the time the first payment is due. Under the Fourth Option, the amount of each payment will depend upon the payees' ages at the time the first payment is due (and, for nonqualified Contracts, the sex of both payees).

The Tables for the First, Second, Third and Fourth Options are based on the 1983 Individual Annuitant Mortality Table A with ages set back one year and a net investment rate of 3% per annum. The table for the Fifth Option is based on a net investment rate of 3% per annum. If mortality appears more favorable and interest rates so justify, at our discretion, we may apply other tables which will result in higher payments for each $1,000 applied under one or more of the first five Annuity Options.

ANNUITY PAYMENT

The first payment under any Annuity Option will be made on the Annuity Commencement Date. Subsequent payments will be made in accordance with the manner of payment selected based on the first payment date.

The option elected must result in a payment at least equal to the minimum payment amount according to Company rules then in effect. If at any time payments are less than the minimum payment amount, the Company has the right to change the frequency to an interval resulting in a payment at least equal to the minimum. If any amount due is less than the minimum per year, the Company may make other arrangements that are equitable to the Annuitant.

Once annuity payments have commenced, no surrender of the annuity benefit (including benefits under the Fifth Option) can be made for the purpose of receiving a lump-sum settlement.

DEATH OF ANNUITANT AFTER ANNUITY COMMENCEMENT DATE

In the event of the Annuitant's death after the Annuity Commencement Date, the amount of any remaining guaranteed payments will be paid in one lump sum to the Beneficiary unless other provisions have been made. The amount paid will be the present value of the payments as of the date we receive the notice of death. Calculations of such present value will be based on the interest rate that we use to determine the amount of each payment.

                    INVESTMENTS BY THE COMPANY

Assets of the Company must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the Contracts, and other general account products, will be funded by the Company's general account. All proceeds of the Contracts will be used for general corporate purposes.

In establishing Guaranteed Interest Rates, the Company will consider the yields on fixed income securities that are part of the Company's current investment strategy for the Contracts at the time that the Guaranteed Interest Rates are established. (See "Establishment of Guaranteed Interest Rates," page 4.) The current investment strategy for the Contracts is to invest in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which may be zero coupon securities. While the foregoing generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal and state laws.

                       AMENDMENT OF THE CONTRACT

We reserve the right to amend the Contracts to comply with applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

                      ASSIGNMENT OF THE CONTRACT

Your rights as evidenced by a Contract may be assigned as permitted by applicable law. An assignment will not be binding upon us until we receive notice from you in writing. We assume no responsibility for the validity or effect of any assignment. You should consult your tax adviser regarding the tax consequences of an assignment.

                    DISTRIBUTION OF THE CONTRACTS

Travelers Equities Sales, Inc. ("TESI") is the principal underwriter of the Contracts. TESI is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. TESI is an indirect wholly owned subsidiary of The Travelers
Inc.

TESI may enter into distribution agreements with certain broker-dealers registered under the Securities Exchange Act of 1934. Under the distribution agreements such broker-dealers may offer Contracts to persons who have established an account with the broker-dealer. In addition, the Company may offer certificates to members of certain other eligible groups. The Company will pay a maximum commission of 5% of the Purchase Payment for the sale of a Contract. From time to time, the Company may offer customers of certain broker-dealers special Guaranteed
Interest Rates and negotiated commissions.   The Company may
pay a commission on an Owner's election of a subsequent guarantee period.

In addition, the Company may offer Contracts to members of certain other eligible groups through trusts or otherwise.

                      FEDERAL TAX CONSIDERATIONS
GENERAL

The Company is taxed as a life insurance company under Subchapter L of the Code. Generally, amounts credited to a contract are not taxable until received by the Contract
Owner, participant or beneficiary, either in the form of annuity payments or other distributions. Tax consequences and limits are described further below for each annuity program.

SECTION 403(B) PLANS AND ARRANGEMENTS

Purchase Payment for a tax deferred annuity contract may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501(c)(3) of the Code. Within statutory limits, such payments are not currently includable in the gross income of the participants. Increases in the value of the contract attributable to these Purchase Payments are similarly not subject to current taxation. The income in the contract is taxable as ordinary income whenever distributed.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions.

Amounts attributable to salary reductions and income thereon may not be withdrawn prior to attaining the age of 59 1/2, separation from service, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.

Distributions must begin by April 1st of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply at the death of the participant. Certain rollover distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403(b) contract or to an Individual Retirement Arrangement (IRA) without federal income tax withholding.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Under a qualified pension or profit-sharing trust described in Section 401(a) of the Code and exempt from tax under
Section 501(a) of the Code, a Purchase Payment made by an employer is not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions in the form of annuity payments are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions described in Section 402 of the Code may be eligible for special ten-year forward averaging treatment for individuals born before January 1, 1936. All individuals may be eligible for favorable five-year forward averaging of lump-sum distributions after age 59 1/2. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than 10 years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity
(IRA). (Note: The minimum Purchase Payment allowed for this Contract is $5,000.) There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse based on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annual into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $2,250.

Partial or full distributions made prior to the age of 59 1/2 are treated as ordinary income. Amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 407(k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SECTION 457 PLANS

Section 457 of the Code allows employees and independent contractors of state and local governments and tax-exempt organizations to defer a portion of their salaries or compensation to retirement years without paying current income tax on either the deferrals or the earnings on the deferrals.

The Owner of contracts issued under Section 457 plans is the employer or a contractor of the participant and amounts may not be made available to participants (or beneficiaries) until separation from service, retirement or death or an unforeseeable emergency as determined by Treasury Regulations. The proceeds of annuity contracts purchased by
Section 457 plans are subject to the claims of general creditors of the employer or contractor.

Distributions must begin generally by April 1st of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the participant.

All distributions from plans that meet the requirements of
Section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or beneficiary.

NONQUALIFIED ANNUITIES

Individual may purchase tax-deferred annuities without tax law funding limits. The Purchase Payment receive no tax benefit, deduction or deferral, but increases in the value of the Contract are generally deferred from tax until distribution. If a non-qualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to Purchase Payments made after February 28, 1986 are includable in income annually. Furthermore, for Contracts issued after April 22, 1987, all deferred increases in value will be includable in income annually. Furthermore, for Contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of an Owner when that Owner transfers the Contract without adequate considerations.

The federal tax law requires non-qualified annuity contracts issued on or after January 19, 1985 to meet minimum mandatory distribution requirements upon the death of the Contract Owner. Failure to meet these requirements will cause the succeeding Contract Owner or beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends upon whether an Annuity Option is elected or whether the succeeding Owner is the surviving spouse. Contracts will be administered by The Company in accordance with these rules.

If two or more non-qualified annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before annuitization of a contract will generally be taxed on an income-first basis to the extent of income in the contract. Certain pre-August 14, 1982 deposits into a non-qualified annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the Cash Value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash withdrawal under the tax law.

With certain exceptions, the law will impose an additional tax if a Contract Owner makes a withdrawal of any amount under the contract which is allocable to an investment made after August 13, 1982. The amount of the additional tax will be 10% of the amount includable in income by the Contract Owner because of the withdrawal. The additional tax will not be imposed if the amount is received on or after the Contract Owner reaches the age of 59 1/2, or if the amount is one of a series of substantially equal periodic payments made for life or life expectancy of the taxpayer. The additional tax will not be imposed if the withdrawal or partial surrender follows the death or disability of the Contract Owner.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION
403(B) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND
PROFIT-SHARING PLANS
There is an unwaivable 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:
(a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or
(b) a complete term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or
(c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.
A distribution including a rollover that is not a direct rollover will require the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)
To the extent not described as requiring
20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election out is not provided, 10% of the taxable distribution will be withheld as federal income tax.
Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE
OVER A PERIOD GREATER THAN ONE YEAR)
The portion of a periodic distribution
which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January
1, 1994, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $13,700 or less per year, will generally be exempt from the withholding requirements.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

TAX ADVICE

Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by an Owner, participant or beneficiary who may make elections under a contract. It should be understood that the foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax-benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information, a qualified tax adviser should be consulted.

                          LEGAL OPINION

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this Prospectus and the organization of the Company, its authority to issue such Contracts under Connecticut law, the Limited Guarantee and the validity of the forms of the Contracts under Connecticut law have been passed on by the General Counsel of the Life and Annuities
Division of the Company.

                     INDEPENDENT ACCOUNTANTS

The consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 1994 and the consolidated balance sheets of the Company as of December 31, 1994 and 1993, included in The Travelers Insurance Company's Form 10-K for the year ended December 31, 1994, have been incorporated by reference herein in reliance upon the report (also incorporated by reference herein) of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The consolidated statements of operations and retained earnings and cash flows of The Travelers Insurance Company for the years ending December 31, 1993 and 1992, have been incorporated by reference herein in reliance upon the report (also incorporated by reference herein) of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of said firm as experts in accounting and auditing.

                THE TRAVELERS LIFE AND ANNUITY COMPANY

BUSINESS

The Travelers Life and Annuity Company (the
"Company") is a wholly owned subsidiary of The
Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by The Travelers Inc.
The Company is a stock insurance company chartered in 1973 in the state of Connecticut and has been continuously engaged in the insurance business since that time. The
Company offers individual life insurance, annuities and accident and health insurance to individuals and small businesses. It also provides group pension deposit products, including guaranteed investment contracts, and annuities to employer-sponsored retirement and savings plans.

The Company is licensed to conduct a life insurance business in a majority of the states of the United States and intends to seek licensure in the remaining states, except New York. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

SELECTED FINANCIAL DATA
The following selected financial data for the Company should be read in conjunction with the financial statements and notes thereto included in this Prospectus on page _______. (To be filed by amendment)

Management Discussion and Analysis of Financial Condition
1994 Compared to 1993
(To be filed by amendment)


                           LIMITED GUARANTEE

Travelers Insurance has agreed to guarantee the Contracts described in this Prospectus as to principal and interest only.

The Limited Guarantee has been filed as an exhibit to the Registration Statement, of which this Prospectus forms a part.

Travelers Insurance has agreed to pay in full to any owner of a Contract the principal and interest under the Contract, as and when due to the extent that the Company has not made such payment.

This Limited Guarantee will remain in effect for only so long as the Contracts described in this Prospectus remain in effect.

                             APPENDIX A

MODIFIED GUARANTEED ANNUITY FOR QUALIFIED PLANS

The Travelers Target Maturity Annuity for Qualified Plans is a group deferred annuity Contract under which a Purchase
Payment may be made. Plans eligible to purchase the Contract are pension and profit sharing plans qualified under Section 401(a) of the Internal Revenue Code, and eligible state deferred compensation plans under Section 457 of the Code
("Qualified Plans").

To apply for a Group Annuity Contract, the trustee or other applicant need only complete an application or purchase order for the Group Annuity Contract and make a Purchase
Payment. A Group Annuity Contract will then be issued to the applicant. While no Certificates are issued, each Purchase Payment and the Account established thereby, are confirmed to the Contract Owner. The Purchase Payment operates to establish an Account under the Group Annuity
Contract in the same manner as non-qualified purchases.
Each Account will have its own optional Guarantee Period and Guaranteed Interest Rate. Surrenders under the Group
Annuity Contract may be made at the election of the Contract Owner, from the Account established under the Contract.
Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders," page 4). Surrender Values may be taken in cash or applied to purchase annuities for the Contract Owners' Qualified Plan participants.

Because there are no individual participant accounts, the qualified Group Annuity Contract issued in connection with a Qualified Plan does not provide for death benefits. Annuities purchased for Qualified Plan participants may provide for a payment upon the death of the Annuitant depending on the option chosen (see "Annuity
Options," page 8).  Additionally, since
there are no Annuitants prior to the actual purchase of an Annuity by the Contract Owner, the provisions regarding the Annuity Commencement Date are not applicable.

                                  APPENDIX B

MARKET VALUE ADJUSTMENT

The amount payable on a partial or full surrender may be adjusted up or down by the application of the Market Value
Adjustment. The formula which will be used to determine the Market Adjusted Value is:

Market Adjusted Value = (Maturity Value) x [1/1+iC] t/365

where "iC" is the current Guaranteed Interest Rate for a Guarantee Period of "t" days and "t" is the number of days remaining in the Guarantee Period.

The current Guaranteed Interest Rate is declared periodically by the Company and is the rate (straight line interpolation between whole years) which the Company is then paying on premiums paid under this class of Contracts with the same maturity date as the Purchase Payment to which the formula is being applied.

                ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

PURCHASE PAYMENT:  $50,000.00

GUARANTEE PERIOD:  5 YEARS

GUARANTEED INTEREST RATE:  5% EFFECTIVE ANNUAL RATE

The following examples illustrate how the Market Value Adjustment may affect the values of your Contract. In these examples, the surrender occurs one year after a Purchase Payment of $50,000 was made to the Contract. The Maturity Value of this Purchase Payment would be $63,814.08 at the end of the five-year Guarantee Period. However, after one year, when the surrenders occur in these examples, the Account Value (i.e., the Purchase Payment plus accumulated interest) would be $52,500.00.

The Market Value Adjustment will be based on the rate the Company is crediting at the time of surrender on new
Purchase Payments of the same term-to-maturity as the time remaining in your Guarantee Period. One year after the Purchase Payment was made, you would have four years remaining in the five-year Guarantee Period.

EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

A negative Market Value Adjustment results from a surrender that occurs when interest rates have increased since the date the Purchase Payment was made. Assume interest rates have increased one year after the Purchase Payment and the Company is crediting 7% for a four-year Guarantee Period.

If you surrender the full Account Value, the Market Adjusted
Value would be:

               $ 48,683.46 = $63,814.08 x [1/1 + .07] 4

The Market Value Adjustment is a reduction of $3,816.54 from the Account Value: $48,683.46 = $52,500.00 - $3,816.54

If instead of a full surrender, 50% of the Account Value was surrendered, the Market Adjusted Value of the surrendered portion would be 50% of the full surrender:


              $24,341.73 = $31,907.04 x [1/1 + .07] 4

The Maturity Value after the partial surrender would be 50% of the Maturity Value prior to surrender, or $31,907.04.

EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

A positive Market Value Adjustment results from a surrender that occurs when interest rates have decreased since the date a Purchase Payment was made. Assume interest rates have decreased one year later and the Company is then crediting 3.5% for a four-year Guarantee Period.

If you surrender the full Account Value, the Market Adjusted
Value would be:

            $55,610.28 = $63,814.08 x [1/1 + .035] 4

The Market Value Adjustment is an increase of $3,110.28 over Account Value:

              $55,610.28 = $52,500.00 + $3,110.28

If instead of a full surrender, 50% of the Account Value were surrendered, the Market Adjusted Value of the surrendered portion would be 50% of the full surrender:

             $27,805.14 = $31,907.04 x [1/1 + .035] 4

The Maturity Value after the partial surrender would be 50% of the Maturity Value prior to the surrender, or $31,907.04. These examples illustrate what may happen when interest rates increase or decrease from the beginning of a Guarantee Period. A particular Market Value Adjustment may have a greater or lesser impact than that shown in these examples, depending on how much interest rates have changed since the beginning of a Guarantee Period and the amount of time remaining to maturity. In addition, a surrender charge may be assessed on surrenders made before the Purchase Payment has been under the Contract for seven years.

                              "TTM"
                  Travelers Target Maturity
            MODIFIED GUARANTEED ANNUITY CONTRACTS
                            issued by
             The Travelers Life and Annuity Company
                        One Tower Square
                  Hartford, Connecticut  06183





L-12455                                       TIC Ed. ____ 1995

                              PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.    Other Expenses of Issuance and Distribution

Registration Fees: $34,482.76 for 100,000,000 in interests of Modified Guaranteed Annuity Contracts.

Estimate of Printing Costs:  $15,000

Cost of Independent Auditors:  Approximately $8,000


Item 15.    Indemnification of Directors and Officers

Section 33-320a of the Connecticut General Statutes regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

The Travelers Inc. provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrants. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.    Exhibits

(a)  Exhibits

     1.        Form of Underwriting Agreement.

     3(a).     Charter of The Travelers Life  and  Annuity
               Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 33-58131, filed on March 17, 1995.)

     3(a)(i)   Charter  of  The  Travelers   Insurance
               Company as amended on October 19, 1994.

     3(b).     By-Laws of The Travelers Life  and  Annuity
               Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed on March 17, 1995.)

     3(b)(i)   By-Laws  of  The  Travelers   Insurance
               Company, as amended on October 20, 1994.

     4(a).     Form of Contract.

     4(b). Form of Limited Guarantee (To be filed by amendment.)

     5.        Opinion Re:  Legality, Including Consent.

    10.        Material Contracts.

                      a.    Restated Second Amended General Agency
                Agreement (SAGAA) dated as of November 1, 1989  by
                and   among   Primerica  Life  Insurance   Company
                (formerly  Massachusetts Indemnity Life  Insurance
                Company;   hereinafter  "Primerica  Life"),   A.L.
                Williams   &  Associates,  Inc.  and   Arthur   L.
                Williams,   Jr.,  incorporated  by  reference   to
                Exhibit 10.15 to the Annual Report on Form 10-K of
                The    Travelers    Inc.    (formerly    Primerica
                Corporation) for the fiscal year ended December 31, 1990 (File No. 1-9924) (the "Primerica 1990 10-
                K").

                      b.   Restated First Amendment to SAGAA dated
                as of November 1, 1989, by and among Primerica Life, A.L. Williams & Associates, Inc. and Arthur
                L.  Williams,  Jr., incorporated by  reference  to
                Exhibit 10.16 to the Primerica 1990 10-K.

                      c.   Master Agreement, dated as of September
                1, 1994, between the Company and Metropolitan Life Insurance Company ("MetLife"), incorporated by reference to Exhibit 10.03 to The Travelers Insurance Company's Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

                       d.     Group  Life  Insurance  and  Related
                Businesses Acquisition Agreement, dated as of September 1, 1994, among MetLife, the Company, The Travelers Indemnity Company of Rhode Island and
                The   Travelers  Insurance  Company  of  Illinois,
                incorporated by reference to Exhibit 10.04 to Form 10-Q for the quarter ended September 30, 1994, File No.33-33691, filed on November 14,1994.

            23(a).      Consent  of  Coopers  &  Lybrand  L.L.P.,
            Independent Accountants, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The Travelers Insurance Company and The Travelers Life and Annuity Company financial statements. (To be filed by amendment.)

            23(b). Consent of KPMG Peat Marwick, LLP, Independent Auditors, to the reference in the Prospectus to such firm as "experts" in accounting and auditing and to the incorporation of their reports on The Travelers Insurance Company and The Travelers Life and Annuity Company financial statements. (To be filed by amendment.)

  23(c).    Consent of Counsel (see Exhibit 5).

  24. Powers of Attorney for Separate Account MGA II authorizing Jay S. Fishman as signatory for Robert I. Lipp, Charles O. Prince, III, Donald T. DeCarlo, Irwin
           R. Ettinger,  and  Michael A. Carpenter.

            Powers  of  Attorney  authorizing  Jay  S.  Fishman   as
        signatory  for  Robert I. Lipp  and            Charles  O.
        Prince,  III.   (Incorporated herein by reference  to  the
        Registration                                Statement   on
        Form S-2, File No. 33-33691, filed on April 11, 1994.)

           Powers  of  Attorney  authorizing  Jay  S.  Fishman  as
        signatory  for  Marc  P.  Weill,                 James  F.
        Calvano, Irwin R. Ettinger, Michael A. Carpenter and James
        L.  Morgan.                                  (Incorporated
        herein by reference to the Registration Statement on  Form
        S-2,  File                                   No. 33-89812,
        filed on February 27, 1995.)

   27(a). Financial Data Schedule of The Travelers Insurance Company. (To be filed by amendment.)

   27(b).     Financial  Data Schedule of  The  Travelers
              Life and Annuity Company.  (To be filed by amendment.)


Item 17.    Undertakings

The undersigned registrants hereby undertake as follows, pursuant to Item 512 of Regulation S-K:

(a)  Rule 415 offerings:

        1.  To file, during any period in which offers or sales of
        the   registered  securities  are  being  made,  a   post-
        effective amendment to this registration statement:

                           a.         to  include  any  prospectus
            required by Section 10(a)(3) of the Securities Act of 1933;

                           b.         to  reflect in the prospectus
            any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in
            the   information   set  forth  in  the   registration
            statement; and

                           c.         to   include  any  material
            information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(h)  Requests for Acceleration of Effective Date:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 15 above or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted against the registrants by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                            SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on April 18, 1995.


              THE TRAVELERS LIFE AND ANNUITY COMPANY
                           (Registrant)

                                         By: /s/ Jay S. Fishman
                                        ________________________
                                         Jay S. Fishman
                                         Chief Financial Officer




Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 18, 1995.


*MICHAEL  A. CARPENTER              Director and Chairman of the
_________________________           Board
(Michael A. Carpenter)


*ROBERT I. LIPP                     Director
_________________________
(Robert I. Lipp)

/s/ JAY S. FISHMAN
_________________________           Director and Chief Financial
(Jay S. Fishman)                    Officer

*CHARLES O. PRINCE, III             Director
_________________________
(Charles O. Prince, III)


_________________________           Director
(Marc P. Weill)

*DONALD T. DECARLO                  Director
_________________________
(Donald T. DeCarlo)

*IRWIN R. ETTINGER                  Director
_________________________
(Irwin R. Ettinger)

/s/JAMES L. MORGAN
_________________________           Senior Vice President -Finance
(James  L.  Morgan)                 and Chief Accounting Officer




*By:   /s. Jay S. Fishman
        ________________________________
        Jay S. Fishman, Attorney-in-Fact

                            SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on April 18, 1995.


                  THE TRAVELERS INSURANCE COMPANY
                           (Registrant)


                                         By:____/s/Jay S. Fishman_______
                                         Jay S. Fishman
                                         Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 18, 1995.



*ROBERT I. LIPP                                 Director, Chairman
_________________________                       and President
(Robert I. Lipp)                                (principal executive officer)


/s/ Jay S. Fishman
_________________________                       Director and Chief
(Jay S. Fishman)                                Financial Officer

*CHARLES O. PRINCE, III                         Director
_________________________
(Charles O. Prince, III)

*MARC P. WEILL                                  Director
_________________________
(Marc P. Weill)

*DONALD T. DECARLO                              Director
_________________________
(Donald T. DeCarlo)

*IRWIN R. ETTINGER                              Director
_________________________
(Irwin R. Ettinger)

*MICHAEL A. CARPENTER                           Director
_________________________
(Michael A. Carpenter)

/s/ James L. Morgan
__________________________                      Senior Vice
(James  L. Morgan)                              President - Finance
                                                and Chief Accounting
                                                Officer



         /s/ Jay S. Fishman
*By:    ________________________________
        Jay S. Fishman, Attorney-in-Fact

                           EXHIBIT INDEX

Exhibit                                                 Page Number In
No.        Description                                  Sequential Order

  1.       Form of Underwriting Agreement.

  3(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4,
           File No. 33-58131, filed on March 17, 1995.)

  3(a)(i) Charter of The Travelers Insurance Company, as amended on October 19, 1994.

  3(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed on March 17, 1995.)

  3(b)(i) By-Laws of The Travelers Insurance Company, as amended on October 20, 1994.

  4(a).    Form of Contract.

  5.       Opinion Re:  Legality, Including Consent.

 10.       Material Contracts.
           a.  Restated Second Amended General Agency Agreement
               (SAGAA) dated as of November 1, 1989 by and among Primerica Life Insurance Company
               (formerly Massachusetts Indemnity Life
               Insurance Company; hereinafter "Primerica Life"),
               A.L. Williams & Associates, Inc. and Arthur L.
               Williams, Jr., incorporated by reference to
               Exhibit 10.15 to the Annual Report on Form 10-K of The Travelers Inc. (formerly Primerica Corporation) for the fiscal year ended December 31, 1990
               (File No. 1-9924) (the "Primerica 1990 10-K").

           b. Restated First Amendment to SAGAA dated as of November 1, 1989, by and among Primerica Life,
               A.L. Williams & Associates, Inc. and Arthur L.
               Williams, Jr., incorporated by reference to Exhibit 10.16 to the Primerica 1990 10-K.

           c. Master Agreement, dated as of September 1, 1994, between the Company and Metropolitan Life Insurance
               Company ("MetLife"), incorporated by reference to
               Exhibit 10.03 to Form 10-Q for the quarter ended
               September 30, 1994, File No. 33-33691, filed on
               November 14, 1994.



Exhibit                                                       Page Number In
No.            Description                                     Sequential Order

           d. Group Life Insurance and Related Businesses Acquisition Agreement, dated as of September 1, 1994, among MetLife, the Company, The Travelers Indemnity Company of Rhode Island and The Travelers Insurance Company of
               Illinois, incorporated by reference to Exhibit 10.04 to Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.


23(c). Consent of Counsel (see Exhibit 5).

     24. Powers of Attorney for Separate Account MGA II authorizing
         Jay S. Fishman as signatory for Robert I Lipp, Charles O.
         Prince, III, Donald T. DeCarlo, Irwin R. Ettinger and Michael A. Carpenter.

         Powers of Attorney authorizing Jay S. Fishman as signatory for Robert I. Lipp and Charles O. Prince, III. (Incorporated herein by reference to the Registration Statement on Form S-2, File No. 33-33691, filed on April 11, 1994.)

         Powers of Attorney authorizing Jay S. Fishman as signatory for Marc P. Weill, James F. Calvano, Irwin R. Ettinger, Michael A. Carpenter and James L. Morgan. (Incorporated herein by reference to the Registration Statement on Form S-2, File No. 33-89812, filed on February 27, 1995.)

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